

October 24, 2012

Via E-mail
Jenny Wu
Chief Financial Officer
Ctrip.com International, Ltd.
99 Fu Quan Road
Shanghai 200335
People's Republic of China

      Re: Ctrip.com International, Ltd.
               Form 20-F for the Fiscal Year Ended December 31, 2011
               Filed on March 30, 2012
               Form 6-K filed September 12, 2012
               Form 6-K filed September 25, 2012
               File No. 001-33853

Dear Ms. Wu:

      We have reviewed your letter dated September 21, 2012 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 7, 2012.

Item 18. Financial Statements

Notes to the Consolidated Financial Statements

Note 2. Principal Accounting Policies

Details of Certain Key Agreements with VIEs, page F-9

1.   Please revise the proposed disclosure included in your response to comment 4 in your
       August 6, 2012 response letter to include the specific renewal terms of the Technology

Consulting and Services Agreement that you describe in your response to prior comment 1. In this regard, please disclose the renewal terms for this Agreement and include a discussion of the steps you would need to take to renew this Agreement should the VIE not consent to the renewal terms (i.e., change management of the VIE through powers granted under the power of attorney or change ownership of the VIE through exercise of your kick-out right). Please provide us with your proposed disclosure.

2.   Please explain further the following as it relates to your response to the second bullet point in prior comment 1.

- Tell us why Mr. Gangyi Yan resigned;
- Tell us on what date the Initial Transfer Process began and when you notified the minority shareholder about the proposed transfer;
- Tell us on what date the minority shareholder notified the company of its interest in selling its ownership in Shanghai Ctrip International;
- Tell us on what dates negotiations took place with the minority shareholder and describe further what the negotiations involved;
- Tell us the settlement amount ultimately agreed upon and how it was determined; and
- Explain further the need for such negotiations considering the terms of the Exclusive Option Agreement appear to provide for the purchase of such shares at an amount equal to the capital contributions paid in by the minority shareholder.

3.   We note from your response to the third bullet point in prior comment 1 that each of the company's VIEs, including Chengdu Ctrip and Chengdu Ctrip International has entered into a Technical Consulting and Service Agreement with one or more of your WFOEs. Please clarify with which WFOE these entities have entered Technical Services Agreements. Further, please clarify why you have not included any agreements between these two entities and the WFOE in the schedules that you have provided in response to prior comment 2.

4.   We further note from your response that in order to fully benefit from the low tax rate, the company retained all income at Chengdu Ctrip and Chengdu Ctrip International instead of channeling such income to the WFOE in the form of service fee payments. Please clarify whether additional taxes would be due if these two entities remitted retained income to the WFOE in the form of service fee payments. Tell us what consideration you gave to disclosing the amount of such undistributed earnings and the tax that would be due if such earnings were remitted to the WFOE.

5.   We note that you have listed contractual arrangements with Nantong Tongcheng Information Technology Co. in Exhibits A through E. We further note that you list this entity as a major VIE on page F-7, however, the organization chart provided in Exhibit B to your August 6, 2012 response letter does not include this entity. Please explain why or provide us with a revised organization chart.

Exhibits

6.   Please tell us why you have not included any agreements between Ctrip Insurance Agency Co. Ltd and the relevant WFOE in the schedules that you provided in response to prior comment 2.

7.   Regarding your response to prior comment 3, Schedule A of Exhibit G states that differences from the Form Agreement in Exhibit G include "termination of the Loan Agreement, etc." Please tell us when each agreement terminates as well as the other material provisions that differ from the Form Agreement and provide us your analysis supporting the position that this is the type of information that can be identified in a schedule in accordance with Exchange Act Rule 12b-31.

Form 6-K Filed September 12, 2012

8.   Please explain further the facts and circumstances that lead to the RMB39 million restatement to your March 31, 2012 unaudited financial statements to reflect a gain on changes in interest in an affiliate. Tell us when Home Inns issued additional ordinary shares to acquire a new business and explain further how such issuance resulted in a gain to the company. Please provide the specific guidance you relied upon in accounting for this transaction.

Form 6-K Filed September 25, 2012

9.   We note that the company intends to use a portion of the net proceeds from the $160 million convertible senior notes offering to purchase a certain amount of ADS from purchasers of notes in privately negotiated transactions effected through an affiliate of the initial purchaser of the notes as its agent. Please tell us the amount of ADS that are subject to repurchase and tell us whether any of the holders of such ADSs have already indicated an interest in selling their shares. Tell us what notes and privately negotiated transactions you are referring to and tell us whether this transaction involves any related parties.

10.   Also, tell us how you have accounted for the note issuance as well as the related hedge and warrant transactions and provide the specific accounting guidance you relied upon.

Jenny Wu
Ctrip.com International, Ltd.
October 24, 2012
Page 4

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3730.   Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief

cc: Via E-mail
        Jane Sun – Ctrip.com International
        Julie Gao - Skadden, Arps, Slate, Meagher & Flom